UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Consolidated Financial Statements

(Expressed in United States dollars)

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Three months ended January 31, 2005 and 2004

(Unaudited - Prepared by Management)

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

(Unaudited - Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-109 Part 4 Subsection 4.3(3)(a), if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The unaudited interim financial statements of the Company as at January 31, 2005 and for the three months ended January 31, 2005 and 2004, were prepared by, and are the responsibility of the Company’s management.

The Company’s independent auditor did not perform a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

1

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Consolidated Balance Sheets

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

January 31,	October 31,
2005	2004

Assets

Current assets:

Cash and cash equivalents	$14,024,345	$16,264,314
Amounts receivable and prepaid expenses	330,791	403,220
	14,355,136	16,667,534

Equipment	86,977	84,609

Mineral properties (note 2)	13,815,499	12,129,625

Mineral property evaluation costs (note 3)	4,422,427	4,397,126

$32,680,039	$33,278,894

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities	$1,277,597	$1,553,688

Non-controlling interest	8,750	8,750

Shareholders’ equity:

Share capital (note 4(a))	67,069,511	67,069,511
Contributed surplus (note 4(d))	5,195,838	4,776,785
Deficit	(40,871,657)	(40,129,840)
	31,393,692	31,716,456

$32,680,039	$33,278,894

See accompanying notes to consolidated financial statements

2

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Consolidated Statements of Operations and Deficit

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2005 and 2004

2005	2004

Administration costs:

Amortization	$2,910	$3,787
Bank charges and interest	1,566	2,007
Investor relations	78,135	73,216
Office and administration	92,002	87,256
Professional fees	75,426	13,982
Regulatory authorities filing fees	57,231	12,630
Salaries and wages	167,151	206,285
Stock-based compensation (note 4)	419,053	462,665
Transfer agent	1,260	1,968
Travel and accommodation	7,159	4,032
	901,893	867,828

Other items:

Interest income	(110,172)	(51,962)
Mineral property evaluation costs	-	731
Foreign exchange gain	(49,904)	(102,716)
	(160,076)	(153,947)

Loss for the period	(741,817)	(713,881)

Deficit, beginning of period	(40,129,840)	(35,919,667)

Deficit, end of period	$(40,871,657)	$(36,633,548

Basic and diluted loss per share	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	70,735,925	63,319,679

See accompanying notes to consolidated financial statements

3

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Consolidated Statements of Cash Flows

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2005 and 2004

2005	2004

Cash provided by (used in):

Operations:

Loss for the period	$(741,817)	$(713,881)

Items not involving cash:

Amortization	2,910	3,787
Stock-based compensation	419,053	462,665
(319,854)		(247,429)

Changes in non-cash operating working capital:

Decrease in amounts receivable and prepaid expenses	72,429	33,943
Decrease in accounts payable and accrued liabilities	(276,091)	(198,343)
	(523,516)	(411,829)

Investments:

Purchase of property, plant and equipment	(6,414)	(26,996)
Expenditures on mineral properties	(1,684,798)	(843,358)
Expenditures on mineral property evaluation costs	(25,241)	(9,593)
(1,716,453)		(879,947)

Financing:

Issue of share capital for cash, net	-	6,553,929

Increase (decrease) in cash	(2,239,969)	5,262,153

Cash, beginning of period	16,264,314	19,267,489

Cash, end of period	$14,024,345	$24,529,642

Cash is defined as cash and cash equivalents.

Supplementary disclosure:

Interest received, net	$110,172	$51,962

Non-cash investing and financing activities:

Stock-based compensation for mineral property expenditures	-	2,980

See accompanying notes to consolidated financial statements

4

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2005 and 2004

1.	Significant accounting policies:

These consolidated financial statements of Adastra Minerals Inc. (the “Company”) do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and, accordingly, these consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods of application used in the Company’s annual audited consolidated financial statements as at, and for the year ended, October 31, 2004.

2.	Mineral properties:

Amounts deferred in respect of mineral properties consist of the following:

Zambia
DRC Kolwezi	Angola	Solwezi	Total

Balance, October 31, 2004	$11,007,601	$1,122,023	$1	$12,129,625

Amortization	1,077	-	-	1,077
Consulting	881,123	300	-	881,423
Geology	111,296	-	-	111,296
Interest received	(7,429)	-	-	(7,429)
Legal	90,371	-	-	90,371
Exploration office and accounting	118,954	7,002	-	125,956
Salaries	296,729	18,185	-	314,914
Site management	446	-	-	446
Travel	165,720	2,100	-	167,820
1,658,287		27,587	-	1,685,874

Balance, January 31, 2005	$12,665,888	$1,149,610	$1	$13,815,499

(a)	Kolwezi:

Since October 1998, the Company’s wholly-owned subsidiary, Congo Mineral Developments Limited (“CMD”), has signed and/or initialled various agreements with La Générale des Carrières et des Mines (“Gécamines”) and/or the Government of the Democratic Republic of Congo (“GDRC”), governing the terms of the Kolwezi Tailings Project (the “Project”). In March 2004, CMD, GDRC and Gécamines signed a Contract of Association (the “CoA”) governing the Project and the ownership and management of Kingamyambo Musonol Tailings S.A.R.L. (“KMT”), the company incorporated earlier that month in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2005 and 2004

2.	Mineral properties (continued):
	(a)	Kolwezi (continued):

The CoA recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation (“IFC”) and the Industrial Development Corporation of South Africa Limited (“IDC”) to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliate up to the time of the exercise of the option. If one of IFC or IDC does not exercise its option, the other will have a right of first refusal over that option. In November 2004, the IDC informed the Company that, subject to certain conditions, including receiving exchange control permissions from the South African Reserve Bank, it would be exercising in full its option to acquire 10% of KMT.

In accordance with the CoA, the Tailings Exploitation Rights to the Project have been transferred to KMT. CMD owns 82.5% of KMT (which will reduce to 72.5% if the IDC completes the exercise of its option, as mentioned above; and would reduce to 62.5% if, in addition, the IFC also exercises its option in full), and Gécamines and GDRC own 12.5% and 5.0%, respectively. Under the CoA, KMT is to pay Gécamines a total of $15,000,000, as consideration for the Tailings Exploitation Rights (“TER”). Of this amount, $5,000,000 was paid following the transfer to KMT of the TER on May 27, 2004, and $10,000,000 will be paid following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and/or IFC and IDC (or other participating parties) based on their pro rata ownership of the Project, excluding Gécamines and GDRC’s percentage ownership. Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up, until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 per pound (adjusted for inflation), in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year.

CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan, and obtain commitments for financing the Project by November 27, 2007 (a time period of three years and six months from transfer date of the mining rights).

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2005 and 2004

2.	Mineral properties (continued):
	(b)	Angola:

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. (“Endiama”), the Angola state mining company, for properties to be explored and developed with the Company’s wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence that comprises approximately 2,690 km2 in the Cuango River floodplain and an adjacent exploitation licence (“Camutue”) that comprises approximately 246 km2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. (“Twins”), a company representing private sector Angolan interests. The Heads of Agreement governed the ownership structure relating to the two licences in Angola and the obligations of the parties. The parties agreed to the formation of a new company (later agreed to be called “Luminas”) which would exercise the mining rights. The financing of the project was to be undertaken by IDAS. IDAS was to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remained outstanding. Endiama was to own 38% and Twins 11%. Once the loans had been repaid in full, IDAS was to own 49%, Endiama 38% and Twins 13%. IDAS also verbally agreed, and subsequently completed, formal drafting of, arrangements with Twins to ensure IDAS’ continued voting control of Luminas. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS was to pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas was to be comprised of five members, of whom three were to be nominated by IDAS. However, IDAS was unable to progress matters further, and, in September 2004, Endiama made it clear that it had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the United States has, however, been temporarily postponed pending the outcome of representations at senior government levels.

IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS’ share of income from operations of the Angola mineral properties. “Profits” means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles.

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2005 and 2004

3.	Mineral property evaluation costs:

Amounts deferred in respect of mineral property evaluation costs consist of the following:

Democratic Republic of Congo - Kipushi evaluation costs:

Amount

Balance, October 31, 2004	$4,397,126

Amortization	60
Legal	38
Exploration office and accounting	2,772
Salaries	19,970
Travel	2,461
25,301

Balance, January 31, 2005	$4,422,427

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine (the “Kipushi Project”), in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gécamines that, because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company would be delayed until up to 12 months after the completion of this definition phase, such starting date to be agreed upon by the Company and Gécamines. This starting date has not yet commenced.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi mine. The Company will only acquire interests in the Kipushi mine if satisfactory results are obtained from the feasibility studies and if agreements, both satisfactory and conforming with the New Mining Code, can be negotiated with Gécamines and the GDRC.

The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2005 and 2004

3.	Mineral property evaluation costs (continued):

On July 17, 2000, the Company entered into an option agreement (the “Option Agreement”) with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals Limited (“Kumba”). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint account to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gécamines.

On January 30, 2002, the Company signed, and in November 2004 amended, a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company’s interest in the Kipushi Project by incurring $3,500,000 of expenditures on the project, including the conducting of feasibility studies. Kumba is not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi mine have been entered into between the Company, Kumba and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures, less already recognized expenditures of $300,000 by Kumba, over a 28 month period commencing with the completion of these items, which must be no later than March 31, 2005, or the agreement will terminate.

4.	Share capital:
(a) Share capital:

Number

of shares	Amount

Balance, October 31, 2004 and January 31, 2005	70,735,925	$67,069,511

(b)	Share purchase warrants:

Warrants outstanding at January 31, 2005:

Balance			Balance
October 31,		January 31,
2004	Issued	Exercised	2005	Exercise price	Expiry date

1,679,656	-	-	1,679,656	CDN$0.75	February 12, 2008

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2005 and 2004

4.	Share capital (continued):
	(c)	Share options:

Weighted

average price

(CDN $)

Options outstanding, October 31, 2004	6,126,000	$1.46
Granted	30,000	1.95
Cancelled / expired	-	-
Exercised	-	-

Options outstanding, January 31, 2005	6,156,000	$1.46

On January 4, 2005, the Company granted 30,000 options exercisable at CDN$1.95 per share expiring January 3, 2010. A total of 15,000 options vested immediately, with the remaining amounts vesting one year from the date of grant.

For the 30,000 options granted during the quarter, the Company has recorded stock-based compensation expense of $15,460. The fair value of each option grant has been calculated using the Black-Scholes option pricing model with an expected life of three years, volatility of 101%, no dividend yield, and a risk free interest rate 3.25%.

In addition to the expense recorded on the options granted during the quarter, the Company recorded stock-based compensation expense of $403,593 as a result of the vesting of options granted in previous periods.

(d)	Contributed surplus:

Balance, October 31, 2004	$4,776,785
Stock-based compensation (note 4(c))	419,053

Balance, January 31, 2005	$5,195,838

ADASTRA MINERALS INC.

(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements

(Unaudited - Prepared by Management)

(Expressed in United States dollars)

Three months ended January 31, 2005 and 2004

5.	Segmented information:

The Company’s operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office.

Property, plant and equipment, including mineral properties and mineral property evaluation costs, by geographic area are as follows:

January 31,	October 31,
2005	2004

Capital assets by geographic area:

Democratic Republic of Congo	$17,136,947	$15,448,141
Angola	1,149,610	1,122,023
United Kingdom	38,345	41,195
Zambia	1	1

$18,324,903	$16,611,360

ADASTRA MINERALS INC.

(FORMERLY AMERICA MINERAL FIELDS INC.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of Adastra Minerals Inc. (the “Company”) for the three month periods ended January 31, 2005 and 2004, and related notes (the “Consolidated Financial Statements”). The following discussion and analysis highlights significant changes since the discussion and analysis in the 2004 Annual Report, which should also be referred to for additional information. The discussion is based on events that have occurred up to March 4, 2005. Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in U.S. dollars. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

Results of Operations

The Company incurred a net loss for the three months ended January 31, 2005, of $741,817, or $0.01 per share, compared to a net loss of $713,881, or $0.01 per share, for the three months ended January 31, 2004.

The results for the three months ended January 31, 2005, reflect the following factors:

•

Administration expenses have remained relatively stable on an overall basis, compared to the first quarter ended January 31, 2004, with an increase of 3.9% to $901,893 for the quarter ended January 31, 2005, from $867,828 for the quarter ended January 31, 2004. The increase is principally due to increased levels of professional fees and regulatory authorities filing fees, partly offset by a reduction in stock-based compensation expense and salaries and wages. The increased administration costs are also the result of an approximately 7% weaker US dollar relative to the pound sterling for the quarter ended January 31, 2005, as compared to the quarter ended January 31, 2004. Many of these costs are incurred in pounds sterling.

•

The higher professional fees during the first quarter of 2005, compared to the corresponding period of 2004, are mainly due to fees associated with filing the Company’s Annual Report on Form 20-F during the first quarter of 2005, whereas last year this form was filed in the following quarter.

•	The increase in regulatory authorities filing fees is mainly due to increases in Ontario Securities Commission and TSX fees, reflecting the Company’s higher market capitalization.
•

The decrease in stock-based compensation in the quarter ended January 31, 2005, versus the corresponding quarter of 2004, is due to the decrease in the number of options granted during the period (30,000 options, compared to 650,000 options granted in the quarter ended January 31, 2004). Stock-based compensation expense of $419,053, recorded in the quarter ended January 31, 2005 (2004-$462,665), includes the expense for options granted in prior periods with vesting dates during this or future quarters.

•

Salaries and wages have decreased mainly because a higher proportion of salary costs have been capitalized to mineral properties and mineral property evaluation costs, due to employees spending more time on the mining projects than in the corresponding quarter in the previous year.

•

Higher interest rates obtained on cash balances resulted in higher interest income during the quarter, compared with the corresponding period of 2004. The Company holds some of these cash balances in Canadian dollars and pounds sterling in anticipation of expenditures to be incurred in these currencies. During the quarter ended January 31, 2005, the US dollar weakened against these other currencies and the Company recorded a foreign exchange gain of $49,904.

Liquidity and Capital Resources

As at January 31, 2005, the Company had cash and cash equivalents of $14,024,345, compared to $16,264,314 at October 31, 2004, and had working capital of $13,077,540, compared to $15,113,846 at October 31, 2004.

The decreases in cash and cash equivalents and in working capital as at January 31, 2005, compared to the balances as at October 31, 2004, mainly resulted from expenditures on mineral properties during the quarter and the loss from operations excluding the non-cash stock based compensation expense.

Issued share capital has remained unchanged during the quarter, with 70,735,925 common shares outstanding throughout. During the three months ended January 31, 2005, the Company granted 30,000 options to purchase common shares, resulting in 6,156,000 options outstanding as at January 31, 2005. Outstanding warrants to purchase common shares remained unchanged through the quarter at 1,679,656.

The Company believes it has sufficient cash and cash equivalents on hand to fund its short-term development activity. The Company will be required to raise additional financing in order to maintain its long-term development plans. The recoverability of amounts shown for mineral properties and mineral property evaluation costs is dependent on the ability of the Company to obtain necessary financing, and on other exploration and development and financing risk factors discussed in the AIF, to which the reader is referred.

During the quarter ended January 31, 2005, there have been no material changes in the contractual obligations and critical accounting estimates as compared to those disclosed in the AIF, to which the reader is referred.

Mineral Property Projects

As at January 31, 2005, amounts capitalized in respect of mineral properties increased to $13,815,499, from $12,129,625 at October 31, 2004, reflecting $1,658,287 in costs incurred on the Company’s Kolwezi Project and $27,587 in costs on the Angola Project.

Capitalized mineral property evaluation cost increased to $4,422,427, from $4,397,126 at October 31, 2004, reflecting $25,301 costs incurred on the Company’s Kipushi Project.

Kolwezi Project, DRC

During the quarter ended January 31, 2005, the Company primarily concentrated on progressing its Kolwezi Project. The first phase of the Definitive Feasibility Study (“DFS”) - a scoping study analyzing different production levels - was completed. It was concluded that the initial design capacity of the plant should be to produce 5,500 tonnes of cobalt and 30,000 tonnes of copper annually, and work is now underway to complete the DFS on that basis. Work continued on the second stage of the Environmental and Social Impact Assessment (“ESIA”), on negotiating long term sales agreements and marketing arrangements for the cobalt to be produced, and on preparations for project financing.

In late November 2004, the Industrial Development Corporation of South Africa Limited (“IDC”) informed the Company that, subject to certain conditions, including receiving exchange control permissions from the South African Reserve Bank, it would be exercising in full its option to acquire 10% of the Project. The IDC and the International Finance Corporation each has an option to acquire from the Company up to 10% of the Project on a farm-in basis, at a price related to the accumulated expenditures of the Company and its affiliate up to the time of the exercise of the option.

Subsequent to the quarter end, the Company appointed Sullivan & Cromwell to advise on the legal aspects of the project financing.

Kipushi Project, DRC

In financial year 2003, the Company and Gécamines agreed that priority should be given to finalizing the Kolwezi Contract of Association (“CoA”). Following the execution of the CoA in March 2004, negotiations on the proposed revisions to the Gécamines Agreement were planned to recommence. Meetings were, however, postponed until after the end of financial year 2004, pending Gécamines’ detailed review of, and response to, the proposals previously submitted by the Company.

Gécamines’ response was received during the quarter ended January 31, 2005, and negotiations are now underway. Kumba Base Metals Limited, who, in accordance with the Zincor Joint Venture Agreement, can earn a 50% shareholding in the Company’s interest in the Kipushi Project, is fully involved in these negotiations. Once agreement on the revisions has been reached and necessary GDRC approvals have been obtained, the Company anticipates that the feasibility study will commence.

Angolan Projects

During the year ended October 31, 2004, the Company found it impossible to progress matters further with Endiama in relation to its rights with regard to two mineral properties in Angola. In September 2004, it became clear that Endiama had repudiated its contractual obligations. Consequently, the Company announced that it would be seeking legal redress. Filing of the suit in the USA has, however, been temporarily postponed pending the outcome of representations at senior government levels - thus far without response from Endiama.

Related Party Transactions

During the quarter ended January 31, 2005, the Company paid or accrued an aggregate of $57,453 (2004 - $27,195) for legal services to a law firm in which a director of the Company is a partner. In addition, the Company has paid or accrued $1,000 (2004 - $-nil) for consulting services to a non-executive director, and $5,860 (2004 - $-nil) for consulting services to a company in which a director has an interest.

Risk Factors

The risk factors affecting the Company are substantially unchanged from those disclosed in the annual Management's Discussion & Analysis contained in the AIF, to which the reader is referred.

Summary of quarterly results

A summary of quarterly results for each of the eight most recently completed quarters is as follows:

	2005			2004			2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Interest income	$ 110,172	$ 101,794	$ 99,765	$ 111,048	$ 51,962	$ 13,821	$ 3,007	$ 1,864

Loss for period	$ 741,817	$ 429,328	$ 601,173	$ 2,465,791	$ 713,881	$ 2,112,281	$ 407,712	$ 546,618

Basic and diluted loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.04	$ 0.01	$ 0.05	$ 0.01	$ 0.02

The main factors underlying the variations in these quarterly results relate to the timing of the granting of options, exchange rate fluctuations (particularly in the value of the U.S. dollar against the Canadian dollar and pounds sterling), and the incurring of mineral property evaluation costs. The Company made relatively large grants of options in the second quarter of fiscal 2004, and in the fourth quarter of 2003 modified its stock option plan to permit future “cashless” exercises. As a result, the Company recorded relatively higher administration costs and losses in those quarters.

Forward Looking Statements

This discussion contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the Company’s plans for its Kolwezi Project, the Kipushi Project and its Angolan Projects and the resource size and economic potential of those projects. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties including those described in the AIF, the Company’s Annual Report on Form 20-F for the year ended October 31, 2004, and Reports on Form 6-K filed with the Securities and Exchange Commission.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Tim Read, Chief Executive Officer of Adastra Minerals Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Adastra Minerals Inc., (the “Issuer”) for the interim period ending January 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: March 14, 2005

“Tim Read”

Tim Read

Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Thomas David Button, Chief Financial Officer of Adastra Minerals Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Adastra Minerals Inc., (the “Issuer”) for the interim period ending January 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: March 14, 2005

“Thomas David Button”

Thomas David Button

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date	March 15, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director